Mail Stop 4561

January 9, 2009

Robert H. Baum
Executive Vice President and General Counsel
The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

>   **Re: Inland Diversified Real Estate Trust, Inc.**
>   **Amendment 1 to Registration Statement on Form S-11**
>   **Filed December 12, 2008**
>   **File No. 333-153356**

Dear Mr. Baum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management, page 88

Inland Affiliated Companies, page 88

1.   We note your response to comment 20 of our letter dated October 2, 2008. In your response, you did not include support for the third bullet point: "In July 2007, National Real Estate Investor ranked the Inland Real Estate Group of Companies twenty-first in a survey of the top twenty-five owners of office space as of December 31, 2006." Please provide support for this statement. Clearly mark the specific language in the supporting materials that supports this statement. Additionally, to the extent more recent information is available, please update the disclosure in this section.

2.   We note your response to comment 21 of our previous letter. However, we note that you have not revised all descriptions in accordance with Item 401 of Regulation S-K. For example, we note that you did not provide the date Mr. Cosenza became chairman of Inland Bank and Trust and when he became a director of Inland Bancorp, Inc. For Mr. Figura, you did not provide the date he started with Wolf Financial Management, LLC, Wolf Capital, LLC, and PKF Chicago, LLC. Please review your disclosure and ensure that you provide the date each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please make similar changes to your disclosure regarding the officers and directors of your business manager, real estate managers, and Inland Securities Corporation.

3.   Please update the disclosure regarding the age of the officers and directors.

Prior Performance Tables, page A-1

4.   We note your response to comment 34. In your response, you state that you did not provide information for IRRETI beyond December 2005 because the registrant did not prepare annual financial statements for December 2006. However, we note that the registrant prepared financial statements through September 2006. Please update your disclosure in the tables to provide disclosure through this date or tell us why you do not believe you are required to provide this information. Please explain why disclosure relating to IRRETI is not presented in Tables IV and V.

Financial Statements

5.   It appears that your financial statements went stale on December 13, 2008. Please revise your filing to update your financial statements.

Exhibit 5.1

6.   On page 3 of the legal opinion, in paragraph (e), we note that counsel has assumed that "the shares have not been … issued or transferred in violation of any restrictions on transfer or ownership contained in Article VIII of the Charter." This assumes a fact that is material in determining whether the shares are legally issued. Please provide a revised opinion that does not include this assumption.

Exhibits 5.1 and 8.1

7.   Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects "form of" the opinions.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202)551-3295 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Michael J. Choate, Esq. (*via facsimile*)